SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SÃO PAULO, SEPTEMBER 14, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, in compliance with Article 12, paragraph 1, of CVM Rule 358 of January 3, 2002, as amended by CVM Rule 449 of March 16, 2007, hereby announces to its shareholders and the market that it has received from Wellington Management Company, LLP ("Wellington Management"), on September 13, 2012, the letter transcribed below, informing the Company that it held, on September 12, 2012, fourteen million, one hundred sixty thousand, six hundred and eighteen (14,160,618) preferred shares in the form of ADRs issued by the Company, equivalent to 10.5% of the Company’s preferred capital stock, as follows:

“Wellington Management Company, LLP ("Wellington Management"), a limited liability partnership validly existing under the laws of the Commonwealth of Massachusetts, USA, headquartered at 280 Congress Street, Boston, Massachusetts, 02210, USA, hereby informs Gol Linhas Aereas S.A. (the "Company"), for the purposes of compliance with Section 12 of CVM Ruling 385/02, as amended by CVM Ruling 449/07.

Wellington Management is registered as an investment adviser with the United States Securities and Exchange Commission under section 203 of the Investment Advisors Act of 1940, as amended and acts as discretionary investment manger on behalf of various separate accounts (the "Accounts"), that hold an interest in shares of the Company. The Accounts do not act as a group nor do they act in concert with respect to the interest in shares. Wellington Management acquired the interests in shares for the Accounts in its capacity as discretionary investment manager to, and solely for the benefit of, the Accounts, and the interests were acquired solely for investment purposes. The shares are registered in the name of the Accounts according to their respective holdings.

Wellington Management, as the discretionary investment manger of the Accounts, hereby informs, that as of 12 September, 2012, the Accounts have acquired, in the aggregate, a total of 14,160,618 ADR shares. On a converted basis this is equal to 14,160,618 preferred shares issued by the Company. This represents 10.50% of the shares outstanding.”

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶ Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 140 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet. The two companies continue to operate separately and are awaiting the transaction’s approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.